ZYROX MINING INTERNATIONAL INC.

1185 AVENUE OF THE AMERICAS, 3RD FLOOR. NEW YORK NY 10036

October 19, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:

Vanessa Robertson

Lisa Vanjoske

Deanna Virginio

Suzanne Hayes

Re: Zyrox Mining International, Inc.

Registration Statement on Form 10

Filed September 18, 2020

File No. 000-56204

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Zyrox Mining International, Inc. (the “Company”), dated October 15, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10

Conflicts of Interest, page 6

1. Please indicate how many other companies currently looking for an acquisition candidate Mr. Lazar controls. To the extent he controls any, please explain how he will determine which company will acquire each target. Additionally, consider a specific risk factor discussion highlighting the conflicts of interest inherent in controlling multiple companies looking for acquisition candidates. If there are currently no parameters for allocating acquisition opportunities among the companies, Mr. Lazar controls, please identify this as a separate risk. While we note your disclosure indicating that management may have legal obligations to present certain business opportunities to multiple entities, to the extent he controls the entities, it appears he will control the final determination.

We have updated the Registration statement to reflect these comments.

The Company’s sole officer and director is in a position to influence certain actions requiring stockholder vote, page 10

2. We note your disclosure on page 10 that the Company’s Management has broad discretion regarding proposals submitted to a vote by shareholders as a consequence of Management’s significant equity interest and that the Company’s Management will continue to exert substantial control at least until the consummation of a business combination. However, we also note that Riverdale Bio Products Limited owns 37.7% of the Company's common stock and that Pasqual Falotico owns 32.3% of the Company's common stock, while David Lazar owns .004% of the Company's common stock. Please enhance your risk factor disclosure to discuss the influence such stockholders may have on your business.

We have updated the Registration statement to reflect these comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

3. With respect to each of Mr. Lazar's current positions and/or directorships, clarify which entities are blank check companies looking for an acquisition candidate and indicate whether the companies he formerly controlled completed business acquisitions while under his control.

We have updated the Registration statement to reflect these comments.

Very truly yours.

/s/ David Lazar
David Lazar